                                   Filed by Equity Residential Properties Trust
                          Pursuant to Rule 425 Under the Securities Act of 1933
                                       Subject Companies - Grove Property Trust
                                                          Grove Operating, L.P.
                                    (Registration Statement File No. 333-44576)

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY
      EQUITY RESIDENTIAL PROPERTIES TRUST
             ON OCTOBER 20, 2000.



CONTACT:  Cindy McHugh                                    FOR IMMEDIATE RELEASE
          (312) 928-1905                                  OCTOBER 20, 2000

           EQUITY RESIDENTIAL TO PAY FULL $17.00 PER SHARE FOR GROVE
                          GROVE SECURES IRS AGREEMENT

        CHICAGO, IL - OCTOBER 20, 2000 - Equity Residential Properties Trust (NYSE: EQR) said today that it has confirmed the price for its previously announced merger with Grove Property Trust (AMEX: GVE).

        Grove Property Trust (Grove) today announced that it has entered into an agreement with the Internal Revenue Service, which resolves certain potential tax-related liabilities. Grove secured the agreement, which was necessary for completion of the merger, without incurring liabilities. As a result, Grove common shareholders will receive the full $17.00 per share
(cash) merger price without reduction and Grove unitholders will have the option of receiving cash in the same amount as received by Grove shareholders or 0.3696 per unit in Equity Residential's operating partnership.

        On July 17, 2000, Equity Residential announced its intention to acquire Grove. The merger, which has been approved by Equity Residential's Board of Trustees and Grove's Board of Trust Managers, requires the approval of holders of Grove's common shares and operating partnership units. Special meetings of holders of Grove's common shares and Grove's operating partnership units have been scheduled for October 31, 2000. The merger does not require approval by the shareholders of Equity Residential and is subject to customary closing conditions. Assuming shareholder and unitholder approval, the merger is expected to close on October 31, 2000.

        Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws. Although Equity Residential believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions. This and other factors that could cause or contribute to actual results differing materially from such forward-looking statements are discussed in greater detail in the company's filings with the Securities and Exchange Commission (SEC).

        In connection with the proposed transaction, a proxy statement and registration statement have been filed with the SEC. Grove investors are encouraged to read these documents because they contain important information about the proposed transaction. These documents are available for free, both at the SEC's website, www.sec.gov, and from Equity Residential's and Grove's investor relations departments.

        Equity Residential Properties Trust is the largest publicly traded apartment company in America. Nationwide, Equity Residential owns or has an interest in 1,053 properties in 35 states consisting of 223,000 units. For more information on Equity Residential, please visit our website at www.eqr.com.

                                     # # #

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                *       *       *